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SEC FILE NUMBER
8-69573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Archstone Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1401 New York Avenue NW Suite 600
(No. and Street)

Washington	D.C.	20005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bportwood@archstonecapitaldc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archstone Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WALTERS NOTARY EXPIRES GEORGIA 05-30-23 PUBLIC CHEROKEE COUNTY

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARCHSTONE CAPITAL, LLC

Financial Statements and
Supplementary Information

Year Ended December 31, 2022

ARCHSTONE CAPITAL, LLC
TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Archstone Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Archstone Capital, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Archstone Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Archstone Capital, LLC's management. Our responsibility is to express an opinion on Archstone Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Archstone Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in the Schedule of Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audit of Archstone Capital, LLC's financial statements. The supplemental information is the responsibility of Archstone Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Archstone Capital, LLC's auditor since 2015.
Walnut Creek, California
February 14, 2023

ARCHSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and Cash Equivalents	$	23,543
Total Current Assets	$	23,543
TOTAL ASSETS	**$**	**23,543**
LIABILITIES & MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payables and Accrued Expenses	$	-
Total Current Liabilities	$	-
Noncurrent Liabilities:		
Due to Capstone, LLC	$	11,393
Total Non-Current Liabilities	$	11,393
Member's Equity		
Member Equity	$	519,159
Retained Earnings	$	(507,009)
Total Member's Equity	$	12,150
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**23,543**

ARCHSTONE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue:		
Commission Income	$	-
Total Revenue	$	-
Operating Expenses:		
Bank Charges and Fees		321
Insurance		862
IT and Software		2,874
Internet		1,092
Office Supplies		276
Office/General Administrative		14,400
Postage and Delivery		12
Professional Fees		41,041
Registration & Licensing		264
Regulatory Services		4,022
Taxes		350
Telephone Expense		2,448
Total Operating Expenses	$	67,963
Total Net Loss	$	(67,963)

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2021	$ 460,380	$ (439,046)	$ 21,334
Member Distributions	$ -	$ -	$ -
Net Loss	$ -	$ (67,963)	$ (67,963)
Capital Contributions	$ 58,779	$ -	$ 58,779
Balance at December 31, 2022	$ 519,159	$ (507,009)	$ 12,150

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net Loss	$	(67,963)
Adjustments to reconile net loss to net cash used for operating activities:		
Increase in Accrued Expenses	$	6,524
Net cash used for operating activities	$	(61,439)
Cash flows from financing activities		
Member contributions	$	58,779
Due to Capstone	$	-
Member withdrawals	$	-
Net cash provided for financing activities	$	58,779
Increase(decrease) in cash	$	(2,660)
Cash, Beginning of Year	$	26,203
Cash, End of Year	$	23,543
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions		

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2022

The Company did not and has not had any subordinated liabilities.

Archstone Capital, LLC
Notes to Financial Statements
December 31, 2022

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Archstone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Archstone Capital, LLC is a limited liability company organized under the laws of the State of Delaware. Archstone Capital, LLC is 100% owned by Capstone LLC.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2022, the firm has not generated any revenue from such activities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2022, the Company maintained two bank accounts and has no investments in securities.

Commissions

For the year ending December 31, 2022, the Company has not generated any commission activity. Due to the nature of the Company's business, any revenue generated may be infrequent.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Related Party Transactions
The Company entered into an expense sharing agreement on January 20, 2021 with Capstone, LLC, the parent owner of Archstone Capital, LLC, for allocation of expenses at a rate of $1,623/month. These expenses include: 1) admin/salary; 2) internet expenses 3) office supplies; 4) postage and delivery; 5) telecommunications; 6) technology support; and 7) accounting services.

During the 12 months ending December 31, 2022, Capstone, LLC and Archstone Capital, LLC agreed to convert payables due to Capstone, LLC from Archstone Capital, LLC to additional paid-in-capital in lieu of repayment. This amount totaled $13,779 for payables accrued from January 1, 2022 to May 31, 2022 plus payables outstanding as of December 31, 2021. As a result, the amount due to Capstone, LLC amounted to $11,393 as of December 31, 2022 to cover the monthly amount per the expense sharing agreement. In addition, Capstone, LLC contributed $45,000 in capital to Archstone Capital, LLC during the year. Total capital contributions were $58,779 during 2022.

Note 3 – Member's Equity
From December 31, 2021 to December 31, 2022, total member's equity decreased from $21,334 to $12,150. The decrease was due to expenses incurred by Archstone Capital, LLC minus capital contributions by Capstone, LLC and the conversion of payables due to Capstone, LLC from Archstone Capital, LLC into members' equity. Capstone, LLC is the sole owner of the Company. Capstone, LLC's investment in Archstone Capital, LLC was $519,159 as of December 31, 2022.

Note 4 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2022, the Company had net capital of $12,150, which was $7,150 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $759.

Note 5 – Going Concern
To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2023. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. Capstone, LLC remains committed to funding Archstone Capital, LLC as needed to ensure the Company's ability to remain a going concern. Capstone, LLC invested $58,779 in cash and capital, in lieu of repayment, into the Company in 2022.

Note 6 – Concentrations of Credit Risk And Other Business Concentrations
The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2022 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2022, the Company had no uninsured cash balances.

Note 7 – Lease Accounting
During the year ending December 31, 2019, the Financial Accounting Standards Board implemented the accounting standard ASC 842, *Lease Accounting*. This standard did not effect the Company in the current year because the Company has not entered into any leases.

Note 8 – Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2022 through the date of the report of independent registered public accounting firm. There are no such events to report.

ARCHSTONE CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2022

Net Capital

Total Member's Equity	$	12,150
Less: Non-Allowable Assets	$	-
Net Capital	$	12,150

Computation of Basic Net Capital Requirements

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	759
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	7,150

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	11,393
Percent of Aggregate Indebtedness to Net Capital		94%

Reconciliation with FOCUS Report

Net Capital Computation	$	12,150
FOCUS llA Net Capital Computation	$	12,150
Difference	$	-

There were no material difference between the audited financial statements and the FOCUS Report as of December 31, 2022.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

Archstone Capital, LLC
1401 New York Avenue, NW
Suite 600
Washington, DC 20005

SEC Rule 15c3-3 Exemption

Archstone Capital, LLC (the Company) claims only one exemption from SEC Rule 15c3-3 for the fiscal year ending December 31, 2022. The Company is exempt from the requirements of SEC Rule 15c3-3 ("Customer Protection Rule") under subparagraph (k)(2)(i).

There are three types of exemptions to SEC Rule 15c3-3: (k)(1), (k)(2)(i), and (k)(2)(ii). The firm is unable to avail itself to the (k)(2)(ii) exemption as it applies to introducing broker-dealers who have a clearing relationship and do not hold customer funds or securities. The firm does not maintain a clearing relationship.

The Company is exempt under (k)(2)(i) for the following reasons. 1) The firm requested and was granted such exemption in its Membership Agreement with FINRA. 2) The firm does not hold customer funds or securities, in fact does not receive any customer funds or securities. 3) Any transmittal of any funds by a customer would be handled through a bank account in which the firm is not an owner or beneficiary. 4) The firm carries no margin accounts.

The Company met the identified provision throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to my best knowledge and belief, this exemption report is true and correct.

William B. Portwood
CFO

2-3-2023
Date

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Archstone Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Archstone Capital, LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. the Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 14, 2023